EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Results of 2014 Annual General Meeting

SHANGHAI, China, Dec. 10, 2014 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) (the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced that its 2014 annual general meeting of shareholders was held on December 10, 2014. During the meeting, the following proposals submitted for shareholders' approval were approved:

1. The re-election of Ms. Qionger Jiang as a director of the Company.

2. The re-election of Jian Shang as an independent director of the Company.

3. The appointment of Deloitte Touche Tohmatsu CPA Ltd. as auditor of the Company.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

CONTACT: Ida Yu
         Sr. Manager, Investor Relations
         Tel: +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com